Primary Business Name: ONECHRONOS **BD Number: 286322**

BD - AMENDMENT

07/20/2023

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(●) **Yes** ( ) **No**

Ownership Codes:		
NA - less than 5%	**B - 10% but less than 25%**	**D - 50% but less than 75%**
A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
DAN, BERNARD WILLIAM	I	CEO	12/2016	NA	Y	N	2421761
DORSEY, MICHAEL THOMAS	I	CHIEF COMPLIANCE OFFICER	03/2022	NA	N	N	2560077
DOYLE, KEVIN	I	DIRECTOR	12/2016	NA	N	N	xxx-xx-xxxx
HARPEL, JEFFREY KEITH	I	FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER	04/2017	NA	N	N	1367784
JOHNSON, STEPHEN DAVID	I	DIRECTOR	12/2016	NA	Y	N	xxx-xx-xxxx
LITTLEPAGE, KELLY C	I	DIRECTOR	12/2016	NA	Y	N	xxx-xx-xxxx
OCX GROUP INC	DE	SOLE MEMBER	12/2016	E	Y	N	47-4149392
SUTH, RICHARD JR	I	DIRECTOR	03/2017	NA	N	N	2164733